February 20, 2025

Michael Nierenberg
Chairman and Chief Executive Officer
Rithm Acquisition Corp.
799 Broadway, 8th Floor
New York, NY 10003

       Re: Rithm Acquisition Corp.
           Registration Statement on Form S-1
           Filed February 3, 2025
           File No. 333-284671
Dear Michael Nierenberg:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2025 letter.

Registration Statement on Form S-1 filed February 3, 2025
Management, page 155

1. In response to prior comment 5, we note your statement that you do not believe any potential conflict with Jaws Mustang Acquisition Corporation, a SPAC that is currently searching for a target, would materially affect your ability to complete your business combination. Given Ms. Fascitelli's fiduciary duties to your company and
       Jaws Mustang Acquisition Corporation, please revise your disclosure to state the basis of your belief.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 20, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Derek Dostal